News Release 20-23

July 22, 2020

SSR MINING TO ANNOUNCE SECOND QUARTER 2020 CONSOLIDATED
FINANCIAL RESULTS ON AUGUST 6, 2020

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces the dates for the second quarter 2020 consolidated financial results news release and conference call. Investors, media and the public are invited to listen to the conference call.

▪	News release containing second quarter 2020 consolidated financial results: Thursday, August 6, 2020, after markets close.

▪	Conference call and webcast: Friday, August 7, 2020, at 11:00 am ET.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast: http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 4952
All other callers:	+1 (412) 317-0088, replay code 4952

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. SSR Mining also has two feasibility stage projects and a portfolio of exploration properties in North and South America. SSR Mining is committed to delivering safe production through relentless emphasis on Operational Excellence. SSR Mining is also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:

Michael McDonald, Director, Investor Relations
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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